Jeffrey A. Baumel Partner jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 United States
大成 Salans FMC SNR Denton McKenna Long dentons.com

March 29, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes, Assistant Director
Re:	PharmAthene, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2017 File No. 333-215891

Dear Ms. Hayes:

On behalf of our client, PharmAthene, Inc. (the “Company”), set forth below are the Company's responses to the comments from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated March 2, 2017 (the “Comment Letter”) regarding your review of the above referenced Registration Statement on Form S-4 (the "Registration Statement"). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, and is separately furnishing to the Staff three courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement filed on February 3, 2017.

For your convenience, the Staff's comments have been reproduced below in their entirety, with the Company's response to each particular comment set forth immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Any defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Prospectus Cover Page

1.	Please disclose the maximum number of shares to be issued on a fully-diluted basis as of the most recent practicable date.

In response to the Staff's comment, the Company has provided the maximum number of shares to be issued on a fully-diluted basis on the cover page of the prospectus contained in Amendment No. 1.

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Opinion of the Financial Advisor to PharmAthene, page 114

2.

We note that Altimmune disclosed financial projections for the years ending 2016 through 2018, as well as certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the transaction to Houlihan Lokey. Please revise your prospectus to disclose these projections, forecasts and estimates. Alternatively, please tell us why such information is not material to security holders.

In response to the Staff's comment, and following a discussion with the Staff, the Company has submitted under separate cover a letter via EDGAR on March 16, 2017 (the "March 16th Letter"), which contained the Company's proposal to revise the disclosure in the Registration Statement to disclose the information provided to Houlihan Lokey. Amendment No. 1 amends the Registration Statement to include the disclosure as proposed in the March 16th Letter.

Where you can find additional information, page 273

3.	Please update this section to incorporate by reference your Current Reports on Form 8-K filed on February 19, 2016 and February 1, 2017. For guidance, please see Item 11(a)(2) of Form S-4.

In response to the Staff's comment, the Company has updated the "Where You Can Find Additional Information" section of Amendment No. 1 on page 269 to incorporate by reference the Company's Current Report on Form 8-K filed with the Commission on February 1, 2017. In addition, the Company has incorporated by reference into the Registration Statement the Company’s Current Reports on Form 8-K filed with the Commission on March 14, 2017 and March 29, 2017.

The Company respectfully advises the Staff that Amendment No. 1 does not incorporate by reference the Company's Current Report on Form 8-K filed on February 19, 2016. Pursuant to "Item 11. Incorporation of Certain Information by Reference" of Form S-4, the Company is required to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by the annual report incorporated by reference in the Registration Statement. Because Amendment No. 1 amends the Registration Statement to incorporate by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Company is no longer required to incorporate by reference its Current Report on Form 8-K filed with the Commission on February 19, 2016.

Exhibit 23.1

4.	We note that the consent of the independent registered public accounting firm is not signed by your auditor. Please file a signed consent.

In response to the Staff's comment, the Company has filed a signed consent of the independent registered public accounting firm as Exhibit 23.1 to Amendment No. 1.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (973) 912-7189.

Securities and Exchange Commission March 29, 2017 Page 3	大成 Salans FMC SNR Denton McKenna Long dentons.com

Sincerely,

Dentons US LLP

By:	/s/ Jeffrey A. Baumel
Jeffrey A. Baumel

cc:	John M. Gill, PharmAthene, Inc. Ori Solomon, Proskauer Rose LLP